UNITED STATES OF AMERICA
                                      before the
                          SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     July 1, 1996 TO
                                                September 30, 1996
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102


File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself and Public Service Company of Oklahoma (PSO) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's and PSO's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for both SWEPCO and PSO; (b) the amount of expenditures by month for direct labor, direct material cost, and indirect expenses for both SWEPCO and PSO; (c) computation by month of allocated cost to be shared by SWEPCO and PSO on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO detailing the work and charges associated with PSO rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO and PSO. This report covers the period July 1, 1996 through September 30, 1996.




A. NUMBER OF RAIL CARS SERVICED
                                   SWEPCO        PSO         TOTAL
           JULY 1996                   378         217           595
           AUGUST 1996                 385         235           620
           SEPTEMBER 1996              464         147           611
                               ------------ ----------- -------------
           TOTAL                     1,227         599         1,826
                               ============ =========== =============

B. AMOUNT OF EXPENDITURES DETAIL
                                   SWEPCO        PSO         TOTAL
      DIRECT LABOR -
           JULY 1996               $45,114     $10,796       $55,910
           AUGUST 1996              38,780      17,149        55,929
           SEPTEMBER 1996           46,640      10,107        56,747
                               ------------ ----------- -------------
           TOTAL                  $130,534     $38,052      $168,586
                               ============ =========== =============

      DIRECT MATERIAL -
           JULY 1996              $253,464      $9,806      $263,270
           AUGUST 1996             173,555     161,413       334,968
           SEPTEMBER 1996          228,333      40,887       269,220
                               ------------ ----------- -------------
           TOTAL                  $655,352    $212,106      $867,458
                               ============ =========== =============

      OTHER DIRECT EXPENSES -
           JULY 1996              ($11,114)    $60,423       $49,309
           AUGUST 1996             (76,442)    (69,145)     (145,587)
           SEPTEMBER 1996          (35,401)    (10,240)      (45,641)
                               ============ =========== =============
           TOTAL                 ($122,957)   ($18,962)    ($141,919)
                               ============ =========== =============

      INDIRECT EXPENSES SHARED ON
      COST RATIO
           JULY 1996               $86,755     $20,761      $107,516
           AUGUST 1996              54,543      24,117        78,660
           SEPTEMBER 1996           55,749      12,080        67,829
                               ------------ ----------- -------------
           TOTAL                  $197,047     $56,958      $254,005
                               ============ =========== =============

      TOTAL EXPENDITURES
           JULY 1996              $374,219    $101,786      $476,005
           AUGUST 1996             190,436     133,534       323,970
           SEPTEMBER 1996          295,321      52,834       348,155
                               ------------ ----------- -------------
           TOTAL                  $859,976    $288,154    $1,148,130
                               ============ =========== =============


C. COMPUTATION OF COST RATIO     SWEPCO        PSO         TOTAL
      JULY 1996
           DIRECT LABOR          $45,114     $10,796      $55,910
           COST RATIO            80.69%       19.31%      100.00%

      AUGUST 1996
           DIRECT LABOR          $38,780     $17,149      $55,929
           COST RATIO            69.34%       30.66%      100.00%

      SEPTEMBER 1996
           DIRECT LABOR          $46,640     $10,107      $56,747
           COST RATIO            82.19%       17.81%      100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3.


                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 7th day of November, 1996.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By  /S/   R. RUSSELL DAVIS
                                        R. Russell Davis
                                        Controller and
                                   Chief Accounting Officer





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                                INDEX TO EXHIBITS




    Exhibit                                                        Transmission
    NUMBER                          EXHIBIT                            METHOD


      1            July 1996 statement furnished by SWEPCO to         Electronic
                      PSO detailing PSO's rail car charges


      2            August 1996 statement furnished by SWEPCO to       Electronic
                      PSO detailing PSO's rail car charges


      3            September 1996 statement furnished by SWEPCO       Electronic
                     to PSO detailing PSO's rail car charges